Exhibit 3.14(a)
ARTICLES OF INCORPORATION
OF
PHYSICIANS DATA PROFESSIONALS, INC.
ARTICLE I — NAME. The name of the corporation shall be: Physicians Data Professionals, Inc.
ARTICLE II — PERIOD OF EXISTENCE. The period that the corporation shall be in existence shall be perpetual.
ARTICLE III — SHARES. The number of shares of stock that this corporation is authorized to have outstanding at any one time is 1,000. Shares of stock of this corporation shall have a par value of $1.00 per share. All such shares are of one class and are shares of Common Stock.
ARTICLE IV — COMMENCEMENT OF BUSINESS. The corporation will not commence business until it has received for the issuance of its shares consideration of the value of a stated sum that shall be at least one thousand dollars ($1,000).
ARTICLE V — INITIAL AGENT AND STREET ADDRESS. The address of the registered office in the State of Texas is 350 North St. Paul Street, Dallas, Texas 75201. The name of its registered agent at such address is CT Corporation System.
ARTICLE VI — PURPOSE. The nature of the business or purposes to be conducted or promoted is to engage in any lawful business for which a corporation may be incorporated under the Texas Business Corporation Act.
ARTICLE VII — DIRECTORS. The number of directors constituting the initial Board of Directors of the corporation is one. The name and address of the initial Board of Directors is Donald E. Steen, 15305 Dallas Parkway, Suite 1600, LB 28, Addison, TX 75001.
ARTICLE VIII — INCORPORATOR. The name and address of the incorporator to these Articles of Incorporation are:

Alex Jenkins 15305 Dallas Parkway, Suite 1600 LB 28 Addison, TX 75001

/s/ Alex Jenkins Alex Jenkins, Incorporator	November 13, 2002 Date